Exhibit 99.1

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VOLUNTARY ANNOUNCEMENT

AGREEMENT ON EXPANDING E/E ARCHITECTURE TECHNICAL

COLLABORATION WITH VOLKSWAGEN GROUP

Reference is made to the announcement of XPeng Inc. (the “Company” or “XPENG”) dated July 22, 2024 in connection with the Master Agreement on E/E Architecture Technical Collaboration. XPENG and the Volkswagen Group are pleased to announce that, following the execution of Master Agreement on E/E Architecture Technical Collaboration on July 22, 2024 (the “Master Agreement on E/E Architecture Technical Collaboration”), XPENG and the Volkswagen Group have accelerated the joint development of the industry-leading E/E Architecture at “China Speed” and achieved key milestones. Based on the shared strategic objective to expand the application scope of the E/E Architecture within the Volkswagen Group and realize cross-platform and cross-powertrain platformization, both parties have entered into an Agreement on Expanding E/E Architecture Technical Collaboration (the “Expanded Technical Collaboration”). The signing of this agreement marks that the E/E Architecture will be not only integrated into Volkswagen’s electric vehicle platforms, but also deployed across its ICE (Internal Combustion Engine) and PHEV (Plug-in Hybrid Electric Vehicle) platforms in China, thereby significantly expanding the strategic technical collaboration to broader markets.

The Expanded Technical Collaboration will further accelerate the Volkswagen Group’s software-defined vehicle strategy execution and enhance its global competitiveness. Such cross-platform and cross-powertrain platformization of the E/E Architecture will enable the Volkswagen Group to achieve faster software iteration and Over-the-Air (“OTA”) updates, and significantly shorten vehicle development cycle.

Adhering to rigorous platform-oriented design philosophy, the joint R&D teams have designed and validated that the E/E Architecture developed for electric vehicle platforms can also be adapted to ICE and PHEV platforms. This technical solution represents a major milestone in joint technical collaboration, demonstrating the synergy and strategic value of the long-term partnership between both parties. The Expanded Technical Collaboration will significantly expand the scale of vehicles equipped with this industry leading E/E Architecture in China market, enabling the Volkswagen Group to realize significant platform-driven economies of scale and enhanced product competitiveness.

“The Expanded Technical Collaboration marks a significant milestone in the ongoing strategic collaboration between XPENG and the Volkswagen Group, following the signing of the Master Agreement on E/E Architecture Technical Collaboration on July 22, 2024. This Expanded Technical Collaboration not only underscores the mutual trust in our long-term strategic partnership but also highlights our commitment to and vision for continuous innovation in smart electric vehicle technologies.” said Mr. Xiaopeng He, Chairman and CEO of XPENG.

Ralf Brandstätter, CEO of Volkswagen Group China and Member of the Board of Management of Volkswagen AG for China: “We do not confine technological excellence to a single powertrain type. Our brands are committed to delivering the most advanced solutions for customers in every segment. By extending the China Electronic Architecture to our robust combustion engine fleet, we are strengthening our technological leadership in the conventional powertrain sector. At the same time, we are systematically reducing our cost base, enabling us to continue offering highly attractive choices to customers in China’s intensely competitive automotive market. This will reinforce the company’s economic resilience, create capacity for targeted investment in cutting-edge innovations, and advance our journey toward fully connected, intelligent electric mobility.”

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, Friday, August 15, 2025

This announcement contains forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s expansion plans; the Company’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; the Company’s expectations regarding demand for, and market acceptance of, its products and services; the Company’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive director, Mr. Ji-Xun Foo as a non-executive director, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive directors.

*	For identification purpose only

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